Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated as of January 15, 2014, to be effective as of 5:00pm, Eastern time, on such date (the “Effective Time”), by and among CBS Corporation, a Delaware corporation (“CBS”), CBS Outdoor Americas Inc., a Maryland corporation (“Outdoor Americas”), and CBS Radio Media Corporation, a Delaware corporation (“Radio Media”). CBS, Outdoor Americas and Radio Media are herein referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Radio Media holds the legal and beneficial right, title and interest in and to the equity interests of the entities set forth on Exhibit A hereto (the “Transferred Entities” and the equity interests therein, the “Transferred Interests”), which entities hold all of the assets and liabilities that comprise CBS’ Outdoor Americas operating segment as described in the Registration Statement on Form S-11 (Registration No. 333-189643), including all exhibits thereto as most recently filed as of the Effective Time, and as supplemented and amended from time to time;

WHEREAS, Radio Media intends to contribute and transfer (the “Contribution”) to Outdoor Americas all of Radio Media’s right, title and interest in and to the Transferred Interests in exchange for the Cash Proceeds (as defined below) and 100 shares (as adjusted by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event, the “Distributed Shares”) of common stock, par value $0.01 per share, of Outdoor Americas (the “Outdoor Americas Common Stock”);

WHEREAS, Outdoor Americas desires to accept the contribution and transfer of the right, title and interest in and to all of the Transferred Interests from Radio Media in exchange for the Cash Proceeds and the Distributed Shares;

WHEREAS, immediately following the Contribution, Outdoor Americas will be a direct wholly owned subsidiary of Radio Media;

WHEREAS, following the Contribution, CBS Outdoor Americas Capital LLC, a Delaware limited liability company, and CBS Outdoor Americas Capital Corporation, a Delaware corporation (collectively, the “Borrowers”), each an indirect wholly owned subsidiary of Outdoor Americas, intend to incur indebtedness (the “Outdoor Americas Borrowing”) in an anticipated total amount of approximately $1.6 billion;

WHEREAS, following the Outdoor Americas Borrowing, Outdoor Americas intends to issue shares of Outdoor Americas Common Stock in an initial public offering (“IPO”), immediately following which Radio Media will directly own the Distributed Shares, which will represent 80% or more of the outstanding shares of Outdoor Americas Common Stock (by vote and value);

WHEREAS, following the IPO, CBS intends to cause Radio Media and certain other wholly owned subsidiaries of CBS to distribute the Distributed Shares to CBS pursuant to a series of internal distributions (the “Internal Spin-Offs”);

WHEREAS, immediately following the completion of the Internal Spin-Offs, CBS will directly own the Distributed Shares;

WHEREAS, following the Internal Spin-Offs, CBS intends to transfer the Distributed Shares to the shareholders of CBS in one or more transactions that collectively have the effect that all of the Distributed Shares are exchanged by CBS for shares of CBS with shareholders of CBS or distributed by CBS to shareholders of CBS (such transactions, collectively, the “Split-Off”);

WHEREAS, it is intended that the Split-Off will be effected by (i) consummating an offer to exchange the Distributed Shares held by CBS for shares of class A common stock, par value $0.001 per share, of CBS and/or class B common stock, par value $0.001 per share, of CBS (collectively, the “CBS Common Stock”) then outstanding and (ii) in the event that holders of CBS Common Stock subscribe for less than all of the Distributed Shares, (a) offering the remaining Distributed Shares in one or more subsequent exchange offers and/or (b) distributing the remaining Distributed Shares on a pro rata basis to holders of CBS Common Stock whose shares of CBS Common Stock remain outstanding after consummation of the exchange offer(s);

WHEREAS, (i) the Contribution and the first Internal Spin-Off, taken together, are intended to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(D) and Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) each of the Internal Spin-Offs (other than the first Internal Spin-Off) and the Split-Off are intended to qualify as a distribution or exchange, as applicable, described in Section 355 of the Code; and

WHEREAS, this Agreement is intended to constitute a “plan of reorganization” pursuant to Section 368 of the Code.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereto agree as follows:

Section 1. Exchange of Interests for Cash Proceeds and Distributed Shares. Effective as of the Effective Time, Radio Media agrees to, and hereby does, contribute, transfer, convey, assign and deliver to Outdoor Americas all of its right, title and interest in and to the Transferred Interests in exchange for the Cash Proceeds and the Distributed Shares, and Outdoor Americas hereby accepts and assumes from Radio Media such right, title and interest in and to the Transferred Interests and hereby agrees to pay to Radio Media in exchange therefor the Cash Proceeds and the Distributed Shares. The Parties hereby adopt this Agreement as a “plan of reorganization” for purposes of Section 368 of the Code. EACH PARTY UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, (A) NEITHER PARTY IS MAKING ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, TO ANY PARTY IN ANY WAY WITH RESPECT TO THE TRANSFERRED INTERESTS OR THE DISTRIBUTED SHARES; AND (B) THE TRANSFERRED INTERESTS AND DISTRIBUTED SHARES ARE FURNISHED, “AS IS, WHERE IS,” WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR

IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY.

Section 2. Further Assurances. Radio Media and Outdoor Americas agree that, from time to time on or after the Effective Time, each of them will execute and deliver such further instruments of conveyance and transfer and take such other actions as may be necessary to carry out the purposes and intents of this Agreement, and the transactions contemplated hereby, including the taking or causing the taking of all such actions and the making, execution and delivery of any and all documents, instruments and certificates, in such form and with such terms as may reasonably be required, all to effect the transactions contemplated by this Agreement. Each Party agrees to execute, acknowledge, deliver, file, record and publish such further certificates, amendments to certificates, instruments and documents, and do all such other acts and things as may be required by Law, or as may be required to carry out the intent and purposes of this Agreement. Notwithstanding anything herein to the contrary, the determination of whether, when and how to proceed with the Outdoor Americas Borrowing, the IPO, the Internal Spin-Offs and the Split-Off is entirely within the discretion of CBS.

Section 3. Cash Proceeds.

(a) The Borrowing Proceeds (as defined below), the IPO Proceeds (as defined below) and, if the overallotment option to be granted by Outdoor Americas to the underwriters of the IPO with respect to the IPO (the “Over-Allotment Option”) is exercised, the Over-Allotment Proceeds (as defined below) shall be paid, in part, to Radio Media by Outdoor Americas as follows: (i) payment of the Net Borrowing Proceeds (as defined below), (ii) payment of the Net IPO Proceeds (as defined below) and (iii) payment of the Net Over-Allotment Proceeds (as defined below), in the case of each of clauses (i), (ii) and (iii), with Outdoor Americas making such payment within five (5) business days following the receipt by Outdoor Americas (or the Borrowers) of each of the Borrowing Proceeds, IPO Proceeds and Over-Allotment Proceeds, respectively.

(b) The “Net Borrowing Proceeds” shall be an amount equal to (i) the gross cash proceeds payable to Outdoor Americas (or the Borrowers) from the Outdoor Americas Borrowing (the “Borrowing Proceeds”), minus (ii) the sum of (a) all bank fees, discounts and commissions incurred in connection with the Outdoor Americas Borrowing, which fees, discounts and commissions it is agreed shall be paid by Outdoor Americas and (b) $50 million.

(c) The “Net IPO Proceeds” shall be an amount equal to (i) the gross cash proceeds payable to Outdoor Americas resulting from the IPO (other than the proceeds from the exercise of the underwriters’ over-allotment option) (the “IPO Proceeds”), minus (ii) the sum of (A) all underwriting fees, discounts and commissions incurred in connection with the IPO, which fees, discounts and commissions it is agreed shall be paid by Outdoor Americas, and (B) an amount, as determined by CBS, equal to the estimated cash portion of the Purging Distribution (the “Estimated Purging Distribution Cash Amount”).

(d) The “Net Over-Allotment Proceeds” shall be an amount equal to (i) the gross cash proceeds payable to Outdoor Americas resulting from the exercise of the Over-Allotment Option (the “Over-Allotment Proceeds”), if any, minus (ii) all underwriting fees, discounts and commissions incurred in connection with the Over-Allotment Option, if any, which fees, discounts and commissions it is agreed shall be paid by Outdoor Americas.

(e) The “Cash Proceeds” means the Net Borrowing Proceeds, Net IPO Proceeds and Net Over-Allotment Proceeds, together with any net cash transferred from the Transferred Entities and their respective Subsidiaries pursuant to CBS’s intercompany cash sweep and pooling arrangement on each day during the period beginning on the business day after the Effective Time and ending on (and including) the date immediately preceding the first date on which any portion of the Borrowing Proceeds is received by Outdoor Americas.

Section 4. Certain Adjustments.

(a) If the Estimated Purging Distribution Cash Amount is greater than the Actual Purging Distribution Cash Amount, then Outdoor Americas shall, within two (2) business days following the Purging Distribution Effective Time, pay to CBS an amount of cash equal to (x) the Estimated Purging Distribution Cash Amount minus (y) the Actual Purging Distribution Cash Amount.

(b) If the Estimated Purging Distribution Cash Amount is less than the Actual Purging Distribution Cash Amount, then CBS shall, within two (2) business days following the Purging Distribution Effective Time, pay to Outdoor Americas an amount of cash equal to (x) the Actual Purging Distribution Cash Amount minus (y) the Estimated Purging Distribution Cash Amount.

(c) For the purposes of this Agreement, “Purging Distribution” shall mean the dividend payment(s) declared by Outdoor Americas to its stockholders prior to the end of its first taxable year as a “real estate investment trust” (within the meaning of Section 856(a) of the Code) to the extent required for Outdoor Americas to satisfy the requirements of Section 857(a)(2) of the Code.

(d) For the purposes of this Agreement, “Actual Purging Distribution Cash Amount” shall mean the dollar amount of the portion of the Purging Distribution that is paid in cash.

(e) For the purposes of this Agreement, “Purging Distribution Effective Time” is the date on which the final dividend payment forming part of the Purging Distribution is made.

(f) At such time as CBS may determine and without further consideration, Outdoor Americas will execute and deliver, and will cause its subsidiaries to execute and deliver, to CBS and its subsidiaries separate agreements to effect the Split-Off, subject to the terms and conditions of such agreements.

Section 5. Tax Treatment of Adjustment Payments. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign law), for all U.S. federal (and where applicable, state, local and foreign) income tax purposes, the parties hereto agree to treat, and to cause their respective affiliates to treat, any payment made pursuant to Section 4(a) or Section 4(b) as an adjustment to the Cash Proceeds.

Section 6. Limitation of Liability. None of the Parties shall be liable to the other for any special, indirect, incidental, punitive or consequential damages or lost profits arising in connection with this Agreement. The foregoing limitation shall not apply to each Parties’ indemnity obligation for liabilities to third parties pursuant to the Master Separation Agreement to be entered into among CBS and Outdoor Americas or the “Ancillary Agreements” referred to therein.

Section 7. Waiver. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Party entitled to enforce such term, but such waiver shall be effective only if it is in writing signed by a duly authorized officer of the Party against which such waiver is to be asserted. Unless otherwise expressly provided in this Agreement, no delay or omission on the part of any Party in exercising any right or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right or privilege under this Agreement operate as a waiver of any other right or privilege under this Agreement, nor shall any single or partial exercise of any right or privilege preclude any other or future exercise thereof or the exercise of any other right or privilege under this Agreement. No failure by either Party to take any action or assert any right or privilege hereunder shall be deemed to be a waiver of such right or privilege in the event of the continuation or repetition of the circumstances giving rise to such right unless expressly waived in writing by the Party against whom the existence of such waiver is asserted.

Section 8. Remedies. Money damages may not be a sufficient remedy for any actual or threatened breach of this Agreement by any Party or its respective subsidiaries and each Party shall be entitled to seek specific performance, including, without limitation, injunctive relief, as a remedy for any such breach or threatened breach by the other Parties or their subsidiaries. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity.

Section 9. Performance. Each of the Parties shall use all commercially reasonable efforts to cause to be performed all actions, agreements and obligations set forth herein to be performed by any subsidiary of such Party.

Section 10. Successors and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Except as explicitly set forth herein, this Agreement may not be assigned by any Party by operation of law or otherwise without the express written consent of the other Party (which consent may be granted or withheld).

Section 11. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10):

(1)	if to CBS or Radio Media:

CBS Corporation

51 West 52nd Street

New York, New York 10019

Attn: General Counsel

(2)	if to Outdoor Americas:

CBS Outdoor Americas Inc.

405 Lexington Avenue, 17th Floor

New York, New York 10174

Attn: General Counsel

Section 11. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 12. Entire Agreement. This Agreement, together with the Master Separation Agreement to be entered into among CBS and Outdoor Americas and the Ancillary Agreements referred to therein, constitutes the entire agreement between the Parties with respect to the subject matter hereof, supersedes all prior written and oral and all contemporaneous oral agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein.

Section 13. No Third-Party Beneficiaries. The provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder, and there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third person with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

Section 14. Governing Law. This Agreement (and any claims or disputes arising out of or related to this Agreement or to the transactions contemplated by this Agreement or to the inducement of any Party to enter into this Agreement or the transactions contemplated by this Agreement, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, the Laws of the State of New York, including all matters of construction, validity and performance, in each case without reference to any conflict of Law rules that might lead to the application of the Laws of any other jurisdiction (other than Section 5-1401 and Section 5-1402 of the General Obligations Law of the State of New York).

Section 15. Amendment. No provision of this Agreement may be amended, supplemented or modified except by a written instrument making specific reference to this Agreement signed by all the Parties.

Section 16. Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph and Schedules are references to the Articles, Sections, paragraphs and Schedules of this Agreement unless otherwise specified; (c) references to “$” shall mean U.S. dollars; (d) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (e) the word “or” shall not be exclusive; (f) references to “written” or “in writing” include in electronic form; (g) provisions shall apply, when appropriate, to successive events and transactions; (h) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (i) the Parties have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement; (j) a reference to any Person includes such Person’s successors and permitted assigns; (k) any reference to “days” means calendar days unless business days are expressly specified; and (1) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a business day, the period shall end on the next succeeding business day.

Section 17. Counterparts. This Agreement may be executed in one or more counterparts, and by each Party in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format (PDF) shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 18. Waiver of Jury Trial. EACH OF THE PARTIES WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES (A) CERTIFIES

THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OR OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 18.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date and year first written above.

CBS CORPORATION

By:	/s/ J. Kenneth Hill
Name:	J. Kenneth Hill
Title:	Senior Vice President and Treasurer

CBS RADIO MEDIA CORPORATION

By:	/s/ Richard M. Jones
Name:	Richard M. Jones
Title:	Senior Vice President and General Tax Counsel

CBS OUTDOOR AMERICAS INC.

By:	/s/ Joseph R. Ianniello
Name:	Joseph R. Ianniello
Title:	President, Treasurer & Secretary

EXHIBIT A

ENTITY	PLACE OF INCORPORATION	TRANSFERRED INTERESTS

CBS Outdoor Group LLC	Delaware	100% membership interest

Advertising Systems HoldCo C.V.	Netherlands	99.99% partnership interest

Outdoor Inc.	Maryland	100 shares of common stock, $0.01 par value

Outdoor Systems Americas (Delaware) 2, LLC	Delaware	1000 shares of common stock, $1.00 par value

Outdoor Management Network, Inc.	California	100% stock interest

Transportation Displays Inc.	Delaware	100 shares of common stock, $0.01 par value

TDI Northwest, Inc.	Washington	450 shares of common stock, $1.00 par value